Interim Consolidated Financial Statements of

SMART Technologies Inc.

Three months ended June 30, 2014 and 2013

SMART Technologies Inc.

Consolidated Statements of Operations (unaudited)

(thousands of U.S. dollars, except number of shares)

	Three months ended June 30,
	2014	2013
Revenue (note 1(a))	$137,499	$155,887
Cost of sales	74,605	89,527

Gross margin	62,894	66,360

Operating expenses
Selling, marketing and administration	27,968	30,552
Research and development	12,829	10,775
Depreciation and amortization of property and equipment	3,121	4,441
Amortization of intangible assets	18	2,390
Restructuring costs (note 2)	2,287	(683)
Gain on sale of long-lived assets	(62)	(25)

	46,161	47,450

Operating income	16,733	18,910

Non-operating expenses (income)
Interest expense	5,064	3,554
Foreign exchange (gain) loss	(4,586)	6,300
Other income	(550)	(153)

	(72)	9,701

Income before income taxes	16,805	9,209
Income tax expense (recovery) (note 7)
Current	0	2,175
Deferred	4,671	(2,126)

	4,671	49

Net income	$12,134	$9,160

Earnings per share (note 9)
Basic	$0.10	$0.08
Diluted	$0.10	$0.07

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Comprehensive Income (unaudited)

(thousands of U.S. dollars)

	Three months ended June 30,
	2014	2013
Net income	$12,134	$9,160
Other comprehensive (loss) income
Unrealized (losses) gains on translation of consolidated financial statements to U.S. dollar reporting currency	(869)	2,029
Unrealized (losses) gains on translation of foreign subsidiaries to Canadian dollar functional currency, net of income taxes of $84 for the three months ended June 30, 2014 (2013 – $100)	(1,246)	1,823
Reclassification of cumulative currency translation adjustments relating to liquidated subsidiary to Other income, net of income taxes of $0 for the three months ended June 30, 2014	(422)	—

	(2,537)	3,852

Total comprehensive income	$9,597	$13,012

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Balance Sheets (unaudited)

(thousands of U.S. dollars, except number of shares)

	June 30, 2014	March 31, 2014
ASSETS
Current assets
Cash and cash equivalents	$43,052	$58,146
Trade receivables, net of allowance for doubtful accounts of $3,566 and $3,182	94,049	86,809
Other current assets	9,149	9,228
Income taxes recoverable	4,401	2,996
Inventory (note 3)	71,665	78,191
Deferred income taxes	23,257	27,045

	245,573	262,415

Property and equipment (note 4)	73,274	73,615
Intangible assets, net of accumulated amortization of $50,628 and $50,569	423	449
Deferred income taxes	7,098	6,788
Deferred financing fees	3,732	3,859
Other long-term assets	422	407

	$330,522	$347,533

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$30,488	$31,075
Accrued and other current liabilities	63,860	82,936
Deferred revenue	61,897	74,115
Current portion of capital lease obligation	1,248	1,184
Current portion of long-term debt (note 5)	9,375	9,375

	166,868	198,685

Long-term debt (note 5)	102,971	104,923
Capital lease obligation	64,962	62,950
Deferred revenue	13,579	9,745
Other long-term liabilities	201	201

	348,581	376,504
Shareholders’ deficit
Share capital (note 6)
Class A Subordinate Voting Shares—no par value; unlimited shares authorized; outstanding 121,993,012 and 42,172,275	695,738	456,474
Class B Shares—no par value; unlimited shares authorized; outstanding 0 and 79,464,195	—	238,407
Treasury Shares (Class A Subordinate Voting Shares)—outstanding 410,502	(840)	(840)
Accumulated other comprehensive loss	(4,001)	(1,464)
Additional paid-in capital	44,196	43,738
Deficit	(753,152)	(765,286)

	(18,059)	(28,971)

	$330,522	$347,533

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Shareholders’ Deficit (unaudited)

(thousands of U.S. dollars)

	Three months ended June 30,
	2014	2013
Share capital stated amount
Balance, beginning of period	$694,041	$692,270
Participant Equity Loan Plan	121	92
Shares issued under stock plans	736	896

Balance, end of period	694,898	693,258

Accumulated other comprehensive loss
Balance, beginning of period	(1,464)	(8,737)
Other comprehensive (loss) income	(2,537)	3,852

Balance, end of period	(4,001)	(4,885)

Additional paid-in capital
Balance, beginning of period	43,738	41,281
Stock-based compensation expense	1,188	955
Shares issued under stock plans	(730)	(896)

Balance, end of period	44,196	41,340

Deficit
Balance, beginning of period	(765,286)	(785,830)
Net income	12,134	9,160

Balance, end of period	(753,152)	(776,670)

Total shareholders’ deficit	$(18,059)	$(46,957)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

	Three months ended June 30,
	2014	2013
Cash provided by (used in)
Operations
Net income	$12,134	$9,160
Adjustments to reconcile net income to cash used in operating activities
Depreciation and amortization of property and equipment	4,859	5,936
Amortization of intangible assets	41	2,414
Amortization of deferred financing fees	262	643
Non-cash interest expense (recovery) on long-term debt	242	(139)
Non-cash restructuring costs in other long-term liabilities	2	(351)
Stock-based compensation expense	1,188	955
Unrealized (gain) loss on foreign exchange	(5,044)	5,387
Deferred income tax expense (recovery)	4,671	(2,126)
Gain on liquidation of foreign subsidiary	(422)	—
Gain on sale of long-lived assets	(62)	(25)
Trade receivables	(6,749)	(42,156)
Other current assets	962	1,131
Inventory	9,203	427
Income taxes recoverable and payable	(1,270)	8,271
Accounts payable, accrued and other current liabilities	(18,770)	2,389
Deferred revenue	(11,186)	212
Other long-term assets	—	(778)

Cash used in operating activities	(9,939)	(8,650)

Investing
Proceeds from sale of long-lived assets	91	3
Capital expenditures	(2,891)	(4,233)
Proceeds from sale-leaseback, net	—	76,216

Cash (used in) provided by investing activities	(2,800)	71,986

Financing
Financing fees recovered	3	—
Repayment of debt	(2,344)	(10,763)
Repayment of capital lease obligation	(293)	(489)
Common shares issued	6	—
Participant equity loan plan, net	129	64

Cash used in financing activities	(2,499)	(11,188)

Effect of exchange rate changes on cash and cash equivalents	144	(2,272)

Net (decrease) increase in cash and cash equivalents	(15,094)	49,876
Cash and cash equivalents, beginning of period	58,146	141,383

Cash and cash equivalents, end of period	$43,052	$191,259

Cash and cash equivalents are comprised as follows
Cash	$29,747	$18,917
Cash equivalents	13,305	172,342

	$43,052	$191,259

Supplemental cash flow disclosures
Interest paid	$3,830	$2,695
Interest received	$111	$145
Income taxes paid	$3,829	$631
Amount of non-cash capital expenditures in accounts payable and accrued and other current liabilities	$804	$1,651
Non-cash acquisition of asset under capital lease	$—	$70,936

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2014 and 2013

1. Basis of presentation and significant accounting policies

The interim consolidated financial statements of SMART Technologies Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applied on a basis consistent with those disclosed in our annual audited consolidated financial statements except as discussed below. They do not include all the disclosures required by GAAP for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2014, which have been prepared in accordance with GAAP. All normal recurring adjustments considered necessary for fair presentation have been included in these financial statements.

(a) Revenue recognition for arrangements with multiple deliverables

In the year ended March 31, 2014, the Company decreased the period over which deferred revenue for technical support services and unspecified software upgrades is amortized. The Company determined that this adjustment was a change in accounting estimate and accounted for the change prospectively commencing from September 24, 2013. For the three months ended June 30, 2014, the effect of this change on operating income and net income was an increase of $9,847 and $7,385, respectively and the impact on earnings per share was $0.06 on a basic and diluted basis. The effect of this change on future operating income and net income is estimated to be an increase of approximately CAD$11,000 and CAD$8,250 respectively per quarter for the next three quarters.

(b) Recent accounting guidance adopted

In March 2013, the FASB issued guidance on a parent’s accounting for the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. This new guidance requires that the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This guidance was adopted beginning April 1, 2014, and has been applied for the reclassification of the currency translation adjustment into net income as a result of the liquidation of a foreign subsidiary in the first quarter of fiscal 2015.

(c) Recent accounting guidance not yet adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a comprehensive new revenue recognition standard which will supersede previous existing revenue recognition guidance. The standard creates a five-step model for revenue recognition that requires companies to exercise judgment when considering contract terms and relevant facts and circumstances. The five-step model includes (1) identifying the contract, (2) identifying the separate performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations and (5) recognizing revenue when each performance obligation has been satisfied. The standard also requires expanded disclosures surrounding revenue recognition. The standard is effective for fiscal periods beginning after December 15, 2016 and allows for either full retrospective or modified retrospective adoption. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

2. Restructuring costs

(a) Fiscal 2015 restructuring

In the first quarter of fiscal 2015, the Company implemented additional cost reduction measures with the objective of improving its operating efficiencies. The restructuring plan included a change in Education sales

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2014 and 2013

staffing and business focus for specific regions within the Europe, Middle East and Africa operations and a reorganization of the North American sales team, to a leaner organizational structure with additional reliance placed on key channel partners. The restructuring plan is expected to be completed by the second quarter of fiscal 2015. No further material costs are expected to be incurred.

Changes in the accrued restructuring obligation associated with the fiscal 2015 restructuring activities were as follows:

	Three months ended June 30, 2014
	Employee Termination Costs	Other Restructuring Costs	Total
Restructuring costs incurred	$1,764	$497	$2,261
Restructuring costs paid	(160)	—	(160)
Currency translation adjustment	25	8	33

Accrued restructuring obligation at end of period	$1,629	$505	$2,134

At June 30, 2014, the accrued restructuring obligation of $2,134 was included in accrued and other current liabilities.

(b) Fiscal 2014 March restructuring

In the fourth quarter of fiscal 2014, the Company announced a restructuring plan to close its Ottawa business location. The closure is expected to be completed by the second quarter of fiscal 2015.

Changes in the accrued restructuring obligation associated with the fiscal 2014 March restructuring activities were as follows:

Three months ended June 30, 2014
Employee Termination Costs
Accrued restructuring obligation at beginning of period	$3,012
Restructuring costs incurred	74
Restructuring costs paid	(422)
Currency translation adjustment	104

Accrued restructuring obligation at end of period	$2,768

To date the Company has incurred restructuring costs of $3,221 comprised of employee termination benefits.

At June 30, 2014, the accrued restructuring obligation of $2,768 (March 31, 2014 – $3,012) was included in accrued and other current liabilities.

(c) Fiscal 2014 restructuring

In the third quarter of fiscal 2014, the Company made the decision to exit the optical touch sensor business for desktop displays, and began a restructuring of NextWindow, its New Zealand-based subsidiary, and also implemented initiatives intended to reduce costs and improve operating performance in North America. The wind down of NextWindow is expected to be completed during fiscal 2015.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2014 and 2013

Changes in the accrued restructuring obligation associated with the fiscal 2014 restructuring activities were as follows:

	Three months ended June 30, 2014
	Employee Termination Costs	Other Restructuring Costs	Total
Accrued restructuring obligation at beginning of period	$1,076	$—	$1,076
Restructuring costs incurred	42	234	276
Restructuring costs paid	(771)	(192)	(963)
Adjustments	(115)	(42)	(157)
Currency translation adjustment	72	—	72

Accrued restructuring obligation at end of period	$304	$—	$304

To date the Company has incurred restructuring costs of $3,547 comprised of employee termination benefits of $3,003 and other restructuring costs of $544.

At June 30, 2014, the accrued restructuring obligation of $304 (March 31, 2014 – $1,076) was included in accrued and other current liabilities.

(d) Fiscal 2013 December restructuring

In December 2012, the Company announced a restructuring plan to increase focus on its target markets and streamline its corporate support functions. As part of the restructuring, the Company reduced its workforce by approximately 25%.

Changes in the accrued restructuring obligation associated with the fiscal 2013 December restructuring activities were as follows:

	Three months ended June 30, 2014
	Employee Termination Costs	Facilities Costs	Total
Accrued restructuring obligation at beginning of period	$1,103	$207	$1,310
Restructuring costs paid	—	(4)	(4)
Currency translation adjustment	66	18	84

Accrued restructuring obligation at end of period	$1,169	$221	$1,390

	Three months ended June 30, 2013
	Employee Termination Costs	Facilities Costs	Other Restructuring Costs	Total
Accrued restructuring obligation at beginning of period	$5,729	$1,018	$84	$6,831
Restructuring costs incurred	151	—	329	480
Restructuring costs paid	(1,620)	(756)	(59)	(2,435)
Adjustments	(1,252)	—	—	(1,252)
Currency translation adjustment	(121)	(14)	(10)	(145)

Accrued restructuring obligation at end of period	$2,887	$248	$344	$3,479

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2014 and 2013

To date the Company has incurred restructuring costs of $16,072, comprised of employee termination benefits of $14,495, facilities costs of $1,256 and other restructuring costs of $321.

At June 30, 2014, $1,189 (March 31, 2014 – $1,110) of the accrued restructuring obligation was included in accrued and other current liabilities and $201 (March 31, 2014 – $200) was included in other long-term liabilities.

(e) Fiscal 2012 August restructuring

In August 2011, the Company announced the transfer of the remainder of its interactive display assembly operations from its leased facility in Ottawa, Canada to contract manufacturers. In December 2011, the Company ceased using the assembly and warehouse space at the Ottawa facility and recorded a lease obligation based on expected future expenditures and estimated future sublease rentals for the remainder of the term. In the fourth quarter of fiscal 2014, the Company negotiated the early termination of its lease and will have no further commitments with regard to the facility effective August 31, 2014.

Changes in the accrued restructuring obligation associated with the fiscal 2012 August restructuring activities were as follows:

	Three months ended June 30,
	2014	2013
	Facilities Costs
Accrued restructuring obligation at beginning of period	$3,922	$6,500
Restructuring costs paid	(480)	(633)
Accretion expense	7	89
Adjustments	(174)	—
Currency translation adjustment	130	(206)

Accrued restructuring obligation at end of period	$3,405	$5,750

To date the Company has incurred restructuring costs of $15,437, comprised of employee termination benefits of $3,745, facilities costs of $10,237 and other restructuring costs of $1,455.

At June 30, 2014, the accrued restructuring obligation of $3,405 (March 31, 2014 – $3,922) was included in accrued and other current liabilities.

3. Inventory

The components of inventories were as follows:

	June 30, 2014	March 31, 2014
Finished goods	$73,137	$77,212
Raw materials	2,198	10,369
Provision for obsolescence	(3,670)	(9,390)

	$71,665	$78,191

The provision for obsolescence is related to finished goods and raw materials inventory.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2014 and 2013

4. Property and equipment

The components of property and equipment were as follows:

	June 30, 2014	March 31, 2014
Cost
Asset under capital lease, net	$54,169	$52,059
Information systems, hardware and software	63,708	60,660
Assembly equipment, furniture, fixtures and other	38,670	38,234
Assets under construction	3,368	3,965

	$159,915	$154,918
Accumulated depreciation and amortization
Asset under capital lease, net	$3,903	$2,946
Information systems, hardware and software	52,504	49,197
Assembly equipment, furniture, fixtures and other	30,234	29,160

	$86,641	$81,303
Net book value
Asset under capital lease, net	$50,266	$49,113
Information systems, hardware and software	11,204	11,463
Assembly equipment, furniture, fixtures and other	8,436	9,074
Assets under construction	3,368	3,965

	$73,274	$73,615

5. Long-term debt and credit facilities

The components of long-term debt were as follows:

	June 30, 2014	March 31, 2014
Term loan	$117,969	$120,313
Unamortized debt discount	(5,623)	(6,015)
Current portion of long-term debt	(9,375)	(9,375)

	$102,971	$104,923

All debt and credit facilities are U.S. dollar facilities.

The Term loan matures on January 31, 2018 and currently bears interest at LIBOR plus 9.25% with a LIBOR floor of 1.25%. The Company also has a $50,000 asset-based loan (the “ABL”) that bears interest at LIBOR plus 2.5%. The ABL matures on July 31, 2017 and was undrawn as of June 30, 2014.

6. Share capital

In April 2014, the Company announced the conversion of 79,464,195 Class B Shares into single vote Class A Subordinate Voting Shares effective April 17, 2014. The Company no longer has any issued and outstanding Class B Shares that carry multiple voting privileges and no further Class B Shares are permitted to be issued by the Company.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2014 and 2013

The Company’s authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares and an unlimited number of Preferred Shares issuable in series.

The share capital activity was as follows:

	Stated amount	Shares outstanding
Class A Subordinate Voting Shares
Balance, March 31, 2014	$456,474	42,172,275
April 2014 share conversion	238,407	79,464,195
Participant Equity Loan Plan	121	—
Shares issued under stock plans	736	356,542

Balance, June 30, 2014	$695,738	121,993,012

Class A Subordinate Voting Shares—Treasury Shares
Balance, March 31, 2014	$(840)	(410,502)

Balance, June 30, 2014	$(840)	(410,502)

Class B Shares
Balance, March 31, 2014	$238,407	79,464,195
April 2014 share conversion	(238,407)	(79,464,195)

Balance, June 30, 2014	$—	—

Total share capital	$694,898	121,582,510

7. Income taxes

Income tax expense differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes.

The reasons for these differences are as follows:

	Three months ended June 30,
	2014	2013
Income before income taxes	$16,805	$9,209
Combined tax rate	25.00%	25.00%

Expected income tax expense	$4,201	$2,302
Adjustments
Non-deductible, non-taxable items	500	992
Variation in foreign tax rates	355	83
Change in valuation allowance	(103)	(994)
Investment tax credits—current year	(674)	(1,092)
Investment tax credits—prior years	—	(1,380)
Other	392	138

Income tax expense	$4,671	$49

The Company and its Canadian subsidiaries file federal and provincial income tax returns in Canada, its U.S. subsidiary files federal and state income tax returns in the U.S. and its other foreign subsidiaries file income

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2014 and 2013

tax returns in their respective foreign jurisdictions. The Company and its subsidiaries are generally no longer subject to income tax examinations by tax authorities for years before March 31, 2007. Tax authorities in Canada and the U.S. are conducting examinations of local tax returns for various taxation years ending after March 31, 2007. Notwithstanding management’s belief in the merit of the Company’s tax filing position, it is possible that the final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

The Company does not recognize tax benefits associated with uncertain tax positions unless the position is more likely than not to be sustained upon examination.

8. Product warranty

Changes in the accrued warranty obligation, which is included in accrued and other current liabilities, were as follows:

	Three months ended June 30,
	2014	2013
Accrued warranty obligation at beginning of period	$17,775	$19,794
Actual warranty costs incurred	(1,966)	(3,244)
Warranty provision	2,104	4,308
Currency translation adjustment	626	(689)

Accrued warranty obligation at end of period	$18,539	$20,169

9. Earnings per share amounts

Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options, deferred share units and restricted share units.

The components of basic and diluted earnings per share were as follows:

	Three months ended June 30,
	2014	2013
Net income available for common shareholders	$12,134	$9,160
Weighted-average shares outstanding	121,292,425	120,677,694
Effect of dilutive securities	6,051,037	5,802,079

Weighted-average diluted shares	127,343,462	126,479,773

Basic earnings per share	$0.10	$0.08
Diluted earnings per share	$0.10	$0.07

Anti-dilutive securities excluded from the calculations of diluted earnings per share were 329,157 and 859,500 for the three months ended June 30, 2014 and 2013.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2014 and 2013

10. Segment disclosure

In fiscal 2013, the Company announced a plan to move to a new organizational structure to improve efficiency, execution and customer experience. The Company is now organized based on differences in type of customer. The Education and Enterprise segments provide interactive displays and related hardware, software and services focusing on education and enterprise customers. The NextWindow segment provides desktop and large format interactive display components. The Company’s reportable segments are based on its organizational structure and the internal management information reviewed by its Chief Operating Decision Maker (“CODM”). The Company’s CODM has been identified as its Chief Executive Officer, who reviews internal management information to make decisions about allocating resources and to evaluate segment performance.

The Company derives the segment results directly from its internal management reporting system. The accounting policies of the segments are the same as those described in Note 1—Basis of presentation and significant accounting policies. The CODM evaluates the performance of the reportable segments based on Revenue and Adjusted EBITDA.

Adjusted EBITDA is defined as net income before interest income and expense, income taxes, depreciation and amortization as well as adjusting for the following items: foreign exchange gains or losses, the difference between deferred revenue and deferred revenue recognized (“change in deferred revenue”), stock-based compensation, costs of restructuring, impairment of property and equipment and gains or losses on sale of long-lived assets. The definition of Adjusted EBITDA is consistent for all periods presented.

Management allocates some overhead costs to cost of sales in determining segment Adjusted EBITDA. Certain operating expenses are not allocated to segments because they are separately managed at the corporate level. These unallocated costs include research and development, corporate marketing expenses, general and administrative costs, such as management, finance, legal, information systems and human resources and restructuring costs. Intercompany transactions are not included in segment financial information as they are not provided to the CODM. Asset data is not reviewed by the CODM at the segment level.

The financial information by reportable segment was as follows:

	Three months ended June 30,
	2014	2013
Revenue:
Education	$111,127	$119,143
Enterprise	22,182	15,556
NextWindow	4,190	21,188

	$137,499	$155,887

Adjusted EBITDA:
Education	$30,312	$46,995
Enterprise	1,389	(582)
NextWindow	1,380	4,574
Corporate(1)	(22,806)	(23,540)

	$10,275	$27,447

(1)

Certain corporate level activity is not allocated to segments including research and development, corporate marketing expenses, general and administrative costs such as management, finance, legal, information systems and human resources and restructuring costs.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2014 and 2013

The reconciliation from Adjusted EBITDA to the consolidated financial statements was as follows:

	Three months ended June 30,
	2014	2013
Adjusted EBITDA	$10,275	$27,447
Adjustments:
Change in deferred revenue	(14,748)	(37)
Stock-based compensation expense	1,188	955
Depreciation in cost of sales	1,738	1,496
Depreciation and amortization	3,139	6,831
Restructuring costs	2,287	(683)
Gain on sale of long-lived assets	(62)	(25)
Interest expense	5,064	3,554
Foreign exchange (gain) loss	(4,586)	6,300
Other income	(550)	(153)

Income before income taxes	$16,805	$9,209

Revenue information relating to the geographic locations in which the Company sells products was as follows:

	Three months ended June 30,
	2014	2013
Revenue
United States	$74,472	$84,147
Canada	12,255	11,668
Europe, Middle East and Africa	32,630	31,829
Rest of World	18,142	28,243

	$137,499	$155,887

11. Financial instruments

The Company’s financial instruments consist of foreign exchange and interest rate derivative instruments and other financial instruments including cash and cash equivalents, trade receivables, accounts payable, accrued and other current liabilities, capital lease obligation and long-term debt.

The Company uses derivatives to partially offset its exposure to foreign exchange risk and interest rate risk. The Company enters into derivative transactions with high credit quality counterparties and, by policy, seeks to limit the amount of credit exposure to any one counterparty based on an analysis of the counterparty’s relative credit standing. The Company does not use derivative financial instruments for trading or speculative purposes.

(a) Foreign exchange rate risk

Foreign exchange rate risk is the risk that fluctuations in foreign exchange rates could impact the Company. The Company operates globally and is exposed to significant foreign exchange risk, primarily between the Canadian dollar and both the U.S. dollar (“USD”), and the Euro (“EUR”). This exposure relates to our U.S. dollar-denominated debt, the sale of our products to customers globally and purchases of goods and services in

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2014 and 2013

foreign currencies. The Company seeks to manage its foreign exchange risk by monitoring foreign exchange rates, forecasting its net foreign currency cash flows and periodically entering into forward contracts and other derivative contracts to convert a portion of its forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying Canadian dollar denominated operating costs. The Company may also enter into forward contracts and other derivative contracts to manage its cash flows in other currencies.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. The Company currently does not apply hedge accounting to its currency derivatives. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange (gain) loss in the consolidated statements of operations.

(b) Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. The Company’s financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. The Company partially mitigates this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt. The Company currently does not apply hedge accounting to its interest rate derivatives. Changes in the fair value of these interest rate derivatives are included in interest expense in the consolidated statements of operations.

(c) Credit risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to the Company.

The Company sells hardware and software that enables group collaboration and learning to a diverse customer base over a global geographic area. The Company evaluates collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and receivables accounts are adjusted as required. Receivables balances are charged against the allowance when the Company determines that it is probable that the receivable will not be recovered. The geographic diversity of the customer base, combined with the Company’s established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.

Fair value measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier value hierarchy, which prioritizes the inputs in the valuation methodologies in measuring fair value:

Level 1—Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2—Observable inputs other than quoted market prices included in level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active; or inputs that are observable or can be corroborated by observable market data.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2014 and 2013

Level 3—Significant unobservable inputs which are supported by little or no market activity and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis.

June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$13,305	$—	$—	$13,305
Derivative instruments	—	945	—	945

Total assets	$13,305	$945	$—	$14,250

Liabilities
Derivative instruments	$—	$674	$—	$674

Total liabilities	$—	$674	$—	$674

March 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$26,712	$—	$—	$26,712
Derivative instruments	—	197	—	197

Total assets	$26,712	$197	$—	$26,909

Liabilities
Derivative instruments	$—	$2,492	$—	$2,492

Total liabilities	$—	$2,492	$—	$2,492

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2014 and 2013

(a) Fair value of derivative contracts

June 30, 2014
	Fair value		Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$109 571 (306)		Jul 2014 to Nov 2014 Jul 2014 to May 2015 Jul 2014 to Feb 2015	1.0748 - 1.0946 1.4089 - 1.5652 1.6389 - 1.8645	USD 8,000 EUR 16,500 GBP 8,000

	$374

Interest rate derivative contracts	$(102)		Aug 2014	0.785% - 0.850%	85% of the outstanding principal on the first lien term loan over the contract term

March 31, 2014
	Fair value		Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$(430 (694 (928	) ) )	Apr 2014 to Nov 2014 Apr 2014 to Feb 2015 Apr 2014 to Feb 2015	1.0367 - 1.0946 1.3624 - 1.5652 1.5979 - 1.8645	USD 14,000 EUR 16,500 GBP 10,500

	$(2,052)

Interest rate derivative contracts	$(242)		Aug 2014	0.785% - 0.850%	83% of the outstanding principal on the first lien term loan over the contract term

The Company enters into foreign exchange forward derivative contracts to economically hedge its risks in the movement of foreign currencies against the Company’s functional currency of the Canadian dollar. The fair value of foreign exchange derivative contracts of $945 is included in other current assets at June 30, 2014 (March 31, 2014 – $197). The fair value of foreign exchange derivative contracts of $572 is included in accrued and other current liabilities at June 30, 2014 (March 31, 2014 – $2,250). Changes in the fair value of these contracts are included in foreign exchange loss. The Company recorded a gain of $1,660 and a loss of $2,307 for the three months ended June 30, 2014 and 2013, respectively.

The fair value of interest rate derivative contracts included in accrued and other current liabilities is $102 at June 30, 2014 (March 31, 2014 – $242). Changes in the fair value of these contracts are included in interest expense. The Company recorded gains of $140 and $170 for the three months ended June 30, 2014 and 2013, respectively.

The estimated fair values of foreign exchange and interest rate derivative contracts are derived using complex financial models with inputs such as benchmark yields, time to maturity, reported trades, broker/dealer quotes, issuer spreads and discount rates.

Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts the Company could expect to realize in a liquidation or unwinding of an existing contract.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2014 and 2013

(b) Long-term debt

The estimated fair value of the Company’s long-term debt has been determined based on current market conditions by discounting future cash flows under current financing arrangements at borrowing rates believed to be available to the Company for debt with similar terms and remaining maturities.

The fair value of debt was measured utilizing Level 3 inputs. The Level 3 fair value measurements utilize a discounted cash flow model. This model utilizes observable inputs such as contractual repayment terms and benchmark forward yield curves and other inputs such as a discount rate that is intended to represent our credit risk for secured or unsecured obligations. The Company estimates its credit risk based on the corporate credit rating and the credit rating on its variable-rate long-term debt and utilizes benchmark yield curves that are widely used in the financial industry.

The carrying value and fair value of the Company’s long-term debt were as follows:

	June 30, 2014		March 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
Variable-rate long-term debt	$117,969	$119,411	$120,313	$122,747

(c) Other financial assets and liabilities

The fair values of cash and cash equivalents, trade receivables, accounts payable and accrued and other current liabilities approximate their carrying amounts due to the short-term maturity of these instruments. A portion of these items are denominated in currencies other than the Canadian dollar functional currency of the Company including the U.S. dollar, Euro and British pound sterling and are translated at the exchange rate in effect at the balance sheet date.

12. Comparative figures

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.